FULLCAST® www.fullcast.co.jp

05011688

October 3, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail stop : 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2( b ) Exemption (**FILE NO.82-34859**)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd., a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notification concerning Asia Pacific System Research President and Representative Director Koba to Transfer Shares to Fullcast

2. Notification of Organizational and Personnel Changes at Fullcast

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9856, Facsimile +81-3-3780-9967)

Very truly yours,

PROCESSED
OCT 18 2005
THOMSON FINANCIAL

Fullcast co., Ltd

Shingo Tsukahara

Shingo Tsukahara
Director

dw 10/6

SN-2005-6

September 27, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

# Asia Pacific System Research President and Representative Director Koba to Transfer Shares to Fullcast

**This is to inform you that Fullcast Co., Ltd. has decided to acquire shares in Asia Pacific System Research Co., Ltd. (Aspac) (stock code: 4727) owned by Mr. Kiyoshi Koba, President and Representative Director of Aspac in a meeting of our board of directors held on September 27, 2005. We sealed a comprehensive business alliance agreement with Mr. Koba on July 12, 2005, as given below, and sealed a stock transfer agreement effective today.**

Details

1. Details of the stock transfer

Fullcast will acquire 1,000,000 shares in Aspac owned by Mr. Kiyoshi Koba, President and Representative Director of Aspac, through a negotiated transaction.

(1) Time schedule

October 4, 2005 Date of negotiated transaction (the following day of the stock payment date under an allocation of new shares to a third party)

(2) Number of shares to be acquired, acquisition price and the state of shares owned before and after the acquisition

| | | | |
|---|---|---|---|
| 1) | Number of shares owned before acquisition (As of September 27, 2005) | 0 shares (Percentage of ownership | 0%) |
| | | [Number of shareholder voting rights | 0] |
| 2) | Number of shares to be acquired through an allocation of new shares to a third party* (Under announcement made as of July 12, 2005) | 4,507,400 shares | |
| | | [Number of shareholder voting rights | 45,074] |
| 3) | Number of shares to be acquired through this negotiated transaction | 1,000,000 shares | |
| | | [Number of shareholder voting rights | 10,000] |
| 4) | Number of shares owned after acquisition | 5,507,400 shares (Percentage of ownership | 62.58%) |
| | | [Number of shareholder voting rights | 55,074] |

*The shares owned at the time of share acquisition (through third-party allocation of new shares) stands at 51.22% or 8,800,000 outstanding shares.

(3) How to determine the price of negotiated transaction

The negotiated transaction price shall be the final price of shares in Aspac that Jasdaq Securities Exchange, Inc. will announce on the stock payment date, that is, October 3, 2005.

(Note) Funds to acquire the shares

We are slated to raise funds through borrowing.

2. The objective of, and reason for the acquisition

Fullcast aims to increase the percentage of our shares in Aspac through acquiring those owned by Mr. Koba with the ultimate goal of boosting shares owned up to 66.7%.

With the additional transfer of shares from Mr. Koba, Aspac's Representative Director and one of our main stockholders, we intend to bolster the management base.

3. Future outlook

Aspac is due to become our consolidated subsidiary under consolidated account settlements for the business year ending September 30, 2006. Therefore, no change is to be made to our estimated full-year consolidated operating results for the business year ending September 30, 2005. We will inform you of our estimated consolidated operating results for the business year ending September 30, 2006 and beyond, which reflect financial results by the subsidiary concerned, as soon as all necessary figures are fixed.

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September 27, 2005

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yutaka Kubo, Director and Corporate Executive Officer, General Manager of Group Strategy Headquarters
Telephone: +81-3-3780-9507

To whom it may concern:

**Notification of Organizational and Personnel Changes at Fullcast**

**This is to inform you that effective on October 1, 2005, Fullcast is implementing the following organizational and personnel changes.**

Details

1. Organizational Changes
   In order to strengthen our base in the face of a changing business environment, Fullcast is implementing the following organizational changes.

   (1) "Corporate Planning Department" will be relabeled to the "Business Strategy Department".
   (2) "Finance&IR Department" will be created.

2. Personnel Changes

| New Title | Full Name | Previous Title |
|---|---|---|
| Corporate Operating Officer<br>Business Strategy Director | Toru<br>Wada | Corporate Operating Officer<br>Corporate Planning Director |
| Corporate Operating Officer<br>Human Resources Director | Futoshi<br>Kitagawa | Human Resources Director |
| Corporate Operating Officer<br>Tokai Region Division Manager of Sales Headquarters | Jun<br>Teramoto | Tokai Region Division Manager of Sales Headquarters |
| Finance&IR Director | Shingo<br>Tsukahara | Group Support General Manager |

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